UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

PARLUX FRAGRANCES, INC.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

701645103
(CUSIP Number)

June 14, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
(Amendment No. ___)

CUSIP NO. 701645103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JM-CO Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,718,728
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,718,728
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,718,728
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%**
12	TYPE OF REPORTING PERSON OO
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.
** Based on 20,354,812 shares of the issued and outstanding Common Stock of Parlux Fragrances, Inc. (the “Company”) as reported by the Company.

SCHEDULE 13G
(Amendment No. ___)

CUSIP NO. 701645103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carolina Marie Garcia 2006 Family Trust
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 122,500**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 122,500**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,500**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%***
12	TYPE OF REPORTING PERSON OO
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.
** Includes 122,500 shares underlying vested warrants.  Does not include 687,500 shares underlying unvested warrants.
*** Based on 20,354,812 shares of the Company’s Common Stock issued and outstanding as reported by the Company.

SCHEDULE 13G
(Amendment No. ___)

CUSIP NO. 701645103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jacqueline Marie Garcia 2006 Family Trust
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 122,500**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 122,500**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,500**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%***
12	TYPE OF REPORTING PERSON OO
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.
** Includes 122,500 shares underlying vested warrants.  Does not include 687,500 shares underlying unvested warrants.
*** Based on 20,354,812 shares of the Company’s Common Stock issued and outstanding as reported by the Company.

SCHEDULE 13G
(Amendment No. ___)

CUSIP NO. 701645103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Irrevocable Trust for Victor Garcia
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 122,500**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 122,500**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,500**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%***
12	TYPE OF REPORTING PERSON OO
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.
** Includes 122,500 shares underlying vested warrants.  Does not include 687,500 shares underlying unvested warrants.
*** Based on 20,354,812 shares of the Company’s Common Stock issued and outstanding as reported by the Company.

SCHEDULE 13G
(Amendment No. ___)

CUSIP NO. 701645103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jacqueline Marie Garcia
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,995,527**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,995,527**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,527**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%***
12	TYPE OF REPORTING PERSON IN
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.
** Includes (i) 2,718,728 shares owned by JM-CO Capital Fund, LLC, of which Ms. Garcia acts as Manager, (ii) 86,799 shares owned by Jacavi Investments, LLC, of which Ms. Garcia is the Manager, and (iii) 190,000 shares owned by Aqua Capital Fund, LLC, of which Jacavi Investments, LLC is the Manager.  Does not include an aggregate of 122,500 shares underlying vested warrants held by a trust of which Ms. Garcia is a beneficiary but does not have investment or voting control over or 687,500 shares underlying unvested warrants held by such trust.
*** Based on 20,354,812 shares of the Company’s Common Stock issued and outstanding as reported by the Company.

SCHEDULE 13G
(Amendment No. ___)

CUSIP NO. 701645103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carolina Marie Garcia
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 367,500**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 367,500**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,500**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%***
12	TYPE OF REPORTING PERSON IN
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.
** Includes 367,500 shares underlying vested warrants held by trusts of which Ms. Garcia serves as co-trustee and over which she has sole investment and voting control with respect to the securities issued by the Company.  Does not include 2,062,500 shares underlying unvested warrants held by such trusts.
*** Based on 20,354,812 shares of the Company’s Common Stock issued and outstanding as reported by the Company.

SCHEDULE 13G
(Amendment No. ___)

CUSIP NO. 701645103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jacavi Investments, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 276,779**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 276,779**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,779**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%***
12	TYPE OF REPORTING PERSON OO
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.
** Includes 190,000 shares owned by Aqua Capital Fund, LLC, for which Jacavi Investments, LLC act as Manager.
*** Based on 20,354,812 shares of the Company’s Common Stock issued and outstanding as reported by the Company.

SCHEDULE 13G
(Amendment No. ___)

CUSIP NO. 701645103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aqua Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 190,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 190,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%**
12	TYPE OF REPORTING PERSON OO
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.
** Based on 20,354,812 shares of the Company’s Common Stock issued and outstanding as reported by the Company.

SCHEDULE 13G
(Amendment No. ___)

Item 1(a).	Name of Issuer:

Parlux Fragrances, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

590 N. Andrews Avenue, Suite 500, Fort Lauderdale, FL 33309.

Item 2(a)	Name of Person Filing and Address of Principal Business or Office or, if none, Residence:

•           JM-CO Capital Fund, LLC (“JM-CO”)
•           Carolina Marie Garcia 2006 Family Trust (the “CMG Trust”)
•           Jacqueline Marie Garcia 2006 Family Trust (the “JMG Trust”)
•           Irrevocable Trust for Victor Garcia (the “VG Trust”)
•           Jacqueline Marie Garcia
•           Carolina Marie Garcia
•           Jacavi Investments, LLC (“Jacavi”)
•           Aqua Capital Fund, LLC (“Aqua Capital”)

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b)
The business address of each of JM-CO, the CMG Trust, the JMG Trust, the VG Trust, Jacavi, Aqua Capital, Jacqueline Marie Garcia and Carolina Marie Garcia is 200 S. Biscayne Blvd., Suite 1000, Miami, FL 33131.

Item 2(c).	Citizenship:

JM-CO is a Florida limited liability company.  The CMG Trust, JMG Trust and VG Trust are Florida trusts.  Jacqueline Marie Garcia and Carolina Marie Garcia are United States citizens. Jacavi and Aqua Capital are Florida limited liability companies.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

701645103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G/A shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

1.  JM-CO Capital Fund, LLC
(a)	Amount beneficially owned: 2,718,728
(b)	Percent of class: 13.4%
(c)	(i) Sole power to vote or to direct the vote: 2,718,728
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 2,718,728
(iv) Shared power to dispose or to direct the disposition of: -0-

2.  Carolina Marie Garcia 2006 Family Trust
(a)	Amount beneficially owned: 122,500
(b)	Percent of class: 0.6%
(c)	(i) Sole power to vote or to direct the vote: 122,500
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 122,500
(iv) Shared power to dispose or to direct the disposition of: -0-

3.  Jacqueline Marie Garcia 2006 Family Trust
(a)	Amount beneficially owned: 122,500
(b)	Percent of class: 0.6%
(c)	(i) Sole power to vote or to direct the vote: 122,500
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 122,500
(iv) Shared power to dispose or to direct the disposition of: -0-

4.  Irrevocable Trust for Victor Garcia
(a)	Amount beneficially owned: 122,500
(b)	Percent of class: 0.6%
(c)	(i) Sole power to vote or to direct the vote: 122,500
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 122,500
(iv) Shared power to dispose or to direct the disposition of: -0-

5.  Jacqueline Marie Garcia
(a)	Amount beneficially owned: 2,995,527
(b)	Percent of class: 14.7%
(c)	(i) Sole power to vote or to direct the vote: 2,995,527
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 2,995,527
(iv) Shared power to dispose or to direct the disposition of: -0-

6.  Carolina Marie Garcia
(a)	Amount beneficially owned: 367,500
(b)	Percent of class: 1.8%
(c)	(i) Sole power to vote or to direct the vote: 367,500
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 367.500
(iv) Shared power to dispose or to direct the disposition of: -0-

7.  Jacavi Investments, LLC
(a)	Amount beneficially owned: 276,779
(b)	Percent of class: 1.4%
(c)	(i) Sole power to vote or to direct the vote: 276,779
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 276,779
(iv) Shared power to dispose or to direct the disposition of: -0-

8.  Aqua Capital Fund, LLC
(a)	Amount beneficially owned: 190,000
(b)	Percent of class: 0.9%
(c)	(i) Sole power to vote or to direct the vote: 190,000
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 190,000
(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2010

JM-CO CAPITAL FUND, LLC		CAROLINA MARIE GARCIA 2006 FAMILY TRUST

By:	/S/ JACQUELINE MARIE GARCIA	By:	/S/ CAROLINA MARIE GARCIA
	Jacqueline Marie Garcia, Manager		Carolina Marie Garcia, Co-Trustee

IRREVOCABLE TRUST FOR VICTOR GARCIA		JACQUELINE MARIE GARCIA 2006 FAMILY TRUST

By:	/S/ CAROLINA MARIE GARCIA	By:	/S/ CAROLINA MARIE GARCIA
	Carolina Marie Garcia, Co-Trustee		Carolina Marie Garcia, Co-Trustee

/S/ JACQUELINE MARIE GARCIA		/S/ CAROLINA MARIE GARCIA
Jacqueline Marie Garcia		Carolina Marie Garcia

JACAVI INVESTMENTS, LLC		AQUA CAPITAL FUND, LLC
		By:	Jacavi Investments, LLC, Manager

By:	/S/ JACQUELINE MARIE GARCIA	By:	/S/ JACQUELINE MARIE GARCIA
	Jacqueline Marie Garcia, Manager		Jacqueline Marie Garcia, Manager